 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer 2, POB 3143
Petach-Tikva, 4951041 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

CyberArk Software Ltd. (the “Company”) hereby furnishes, as Exhibit 99.1, a supplemental proxy statement with respect to the Company’s annual general meeting of shareholders to be held at 5:00 p.m. (Israel time) on July 11, 2019, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-200367, 333- 202850, 333-216755, 333-223729 and 333-230269).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: June 28, 2019	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Supplemental proxy statement for the annual general meeting of shareholders of the Company to be held on July 11, 2019.